Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2022 financial results and hold Annual General Meeting of shareholders

Calgary, Alberta (April 26, 2022) – Suncor will release its first quarter financial results on May 9, 2022 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the first quarter will be held on May 10, 2022 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Mark Little, president and chief executive officer and Alister Cowan, chief financial officer. A question and answer period with analysts will follow brief remarks from management. Trevor Bell, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the teleconference:

•	if calling from North America: 1-866-219-5885

•	if calling from outside North America: +1-209-905-5918

To participate in the conference via webcast or to view the archive, go to suncor.com/webcasts.

Annual General Meeting

Suncor will host its Annual General Meeting online at 10:30 a.m. MT (12:30 p.m. ET) on May 10, 2022. To participate in the meeting, shareholders will need access to the internet for the full duration of the meeting. Visit http://web.lumiagm.com/480546232 to participate in the meeting. Detailed instructions for shareholders to participate in the meeting are provided in Suncor’s virtual user guide available at https://www.suncor.com/en-ca/investor-centre/presentations-and-key-dates. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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For more information about Suncor, visit our web site at suncor.com or follow us on Twitter.

Investor inquiries: 1-800-558-9071 invest@suncor.com	Media inquiries: 1-833-296-4570 media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com